EXHIBIT 99.1

Seabridge Gold to Drill Courageous Lake Project this Winter

Seven targets identified for potential expansion of gold resource

TORONTO, Jan. 08, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that drilling will commence next month at its 100%-owned Courageous Lake Project in Canada’s NWT. The planned 36 hole, 7,200 meter program will test seven separate targets along a geophysical and stratigraphic break that hosts the Walsh Lake Deposit which Seabridge discovered in 2012 (see September 10, 2012 news release).

The Courageous Lake Project covers almost all of the 53 km long Mathews Lake Greenstone Belt (MLGB) which hosts Seabridge’s Felsic-Ash-Tuff (FAT) deposit and was estimated in a July, 2012, pre-feasibility study to contain 6.46 million ounces of proven and probable gold reserves as follows:

Courageous Lake Mineral Reserves

Reserve Category	Tonnes (000’s)	Diluted Grade (g/T)	Contained Gold (000’s Ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Mineral resources (inclusive of mineral reserves) for the Courageous Lake FAT deposit are as follows:

Courageous Lake Mineral Resources

Resource Category	Tonnes (000’s)	Diluted Grade (g/T)	Contained Gold (000’s Ounces)
Measured	13,401	2.53	1,090
Indicated	93,914	2.28	6,884
Measured+Indicated	107,315	2.31	7,974
Inferred	48,963	2.18	3,432

The Walsh Lake deposit was discovered as part of a campaign designed to extend the Courageous Lake Project’s mine life, thereby improving capital efficiency for this remote project. Drilling confirmed a near surface inferred resource at Walsh Lake, estimated in March, 2014, of 482,000 ounces of gold (4.6 million tonnes grading 3.24 g/T). Subsequent metallurgical testing demonstrated that the material is free milling with cyanide recoveries as high as 95%. Based on these factors, the Walsh Lake deposit could be mined prior to constructing the processing plant required for the larger, refractory FAT deposit. This order of development could have significant economic benefits for the Courageous Lake project not only by extending mine life but also by generating cash flow to pay for some capital costs as the FAT deposit ramps up.

Seabridge Chairman and CEO Rudi Fronk noted that, “Our aim is to find more Walsh Lake-style deposits which could be added to the front end of a revised mine plan at the Courageous Lake Project where they have the potential to make a significant economic impact. We have a lot of confidence in this program which we have been planning for several years, but spectacular results at KSM kept pushing it back in the queue. Winter is the best season for moving in supplies on the ice road and also moving drills around the property.”  The Courageous Lake program will be funded from current cash on hand.

Walsh Lake is located about 10 km south of the FAT deposit and is connected to that deposit by a local road network. The Walsh Lake resource appears to be the southern extension of the historical Tundra Mine, a high-grade producer that was abandoned in 1999 as the gold price fell to a 25-year low. Well developed and laterally continuous structural zones are found stratigraphically above and below the extension of the Tundra Mine zone and it is these features that host multiple gold-bearing zones at Walsh Lake.  These same structural zones have been traced for about 5 km to the north of Walsh Lake toward the FAT deposit and about 3 km to the south using geophysical techniques, geological mapping and historical drill holes.

The targets in this program are shear zones located near the stratigraphic contact between mafic volcanic rock and clastic sedimentary rocks. The initial drilling is to determine which of the targets are gold-bearing and have strike and width continuity within 200 meters of surface. If these requirements are met, Seabridge expects to proceed with infill drilling to support a resource estimate. See map for target locations below.

Exploration activities by Seabridge at the Courageous Lake Project will be conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing and extent of the proposed program; (ii) the estimated amount and grade of mineral reserves and estimates underlying the reserve determination, including estimates of resources, the capital costs of constructing mine facilities and bringing a mine into production, the amount of future production and estimates of operating costs, net cash flow and economic returns from an operating mine; (iii) mining activities possibly taking place at the Courageous Lake Project, the mining of the Walsh Lake deposit before construction of the larger processing plant for the FAT deposit, the earlier mining of the Walsh Lake deposit possibly yielding significant economic benefits for the Courageous Lake project; (iv) finding more Walsh Lake-style deposits that could be mined at the front end of the mine plan and the potential for them to have a significant economic impact; (v) the Walsh Lake resource appearing to be an extension of the historical Tundra mine; and (vi) completing additional infill drilling and whether it could support a resource estimate. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups; and (xv) continuity of observed mineralization and its association with other geological structures. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources, from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted Treaty and First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                                                                                                            ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

487,500
490,000
492,500
FAT deposit
(3.2km)
to the North
(8 Moz Au M&I)
7,105,000
7,105,000
7,102,500
7,102,500
Walsh Lake
Deposit
(482 Koz
inferred)
7,100,000
7,100,000
SEABRIDGE GOLD
Courageous Lake Project
0
2
kilometers
2018 drilling targets
Walsh Lake Deposit
Volcanic- SED contact
490,000
492,500